U.S. Securities and Exchange Commission

Division of Investment Management

March 27, 2024

VIA E-MAIL

Mr. Jonathan Gaines, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

> Re: Gemcorp Commodities Alternative Products Fund
>   File No. 811-23940

Dear Mr. Gaines:

On February 27, 2024, you filed a registration statement on Form N-2 on behalf of Gemcorp Commodities Alternative Products Fund (the "Fund") to register shares of the Fund. Our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms and page numbers from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere. Please note that we may have more comments after reviewing your responses.

PROSPECTUS

Cover Page (pages ii-iv)

1. Given the use of the term "Alternative" in the Fund's name, please confirm supplementally that the Fund will invest a large portion of its assets in one or more of the three following categories: (1) non-traditional asset classes (for example, currencies); (2) non-traditional strategies (such as long/short equity positions); and/or (3) less liquid assets (such as private debt).

2. Please disclose how the Fund is defining "market cycles" as used under the "Investment Objective" subheading.

3. If the Fund will invest more than 15% of its net assets in hedge funds and private equity funds that rely on sections 3(c)(1) or 3(c)(7), please note that registered closed-end funds that invest more than 15% of their net assets in such hedge funds or private equity funds should impose a minimum initial investment requirement of at least $25,000. Please therefore disclose a $25,000 minimum for Class U shares.

4. Please disclose how the Fund is defining "commodity producing companies, countries, and state owned enterprises," "relevant credit derivatives," and "limited partnership interests in commodity related vehicles and private investment in public equity as well as relevant equity derivatives" as used under the "Principal Investment Strategies" subheading.

5. In the second-to-last sentence under the "Principal Investment Strategies" subheading, please delete "[T]he Fund may invest in additional strategies in the future," and instead disclose whether the Fund anticipates using additional strategies, and, if so, what those strategies are and under what circumstances the Fund would use such strategies.

6. Under the "Principal Investment Strategies" subheading, the Fund states that it may invest in assets in "particular sectors of the commodities futures markets." Please explain supplementally how investing in particular sectors of the commodities futures markets is consistent with the Fund's policy not to concentrate in any one industry.

7. The Fund indicates that it expects to rely on multi-class exemptive relief. Has the Fund obtained this relief? If not, the Fund may only offer a single class to the public and the filing must clearly disclose that other classes presented are not available to the public.

Summary of Terms, Investment Opportunities and Strategies (pages 2-5)

8. Are the phrases "commodity-related" and "commodity-linked" as used on page 2 intended to modify the terms "instruments," "securities," "derivatives," and "supply chain financings"? If so, please revise the disclosure to make this more clear.

9. Please disclose how the Fund is defining "originating transactions by directly engaging with counter parties" as used on page 2. Is this referring to investing directly in operating companies?

10. Please disclose how the Fund is defining "opportunistically investing in special situations that take advantage of market dislocations" as used on page 2. Is this referring to a type of investment (such as debt and equity identified in item (i) in the same paragraph), or to an investment strategy?

11. Please delete "[T]he Fund may invest in additional strategies in the future" from page 2.

12. On page 2, the Fund states that it may invest in assets in particular sectors of the commodities futures markets. Please disclose the sectors in which the Fund will invest.

13. On page 2, please disclose how the Fund is defining "renewables" and "in associated businesses and companies that provide services or have exposure to such businesses."

14. On page 3, please clarify what "platform" the Fund is referencing when it refers to the "broader Gemcorp platform's deep and experienced teams…"

15. On page 3, the Fund lists "supply chain financings" among its investment opportunities and strategies. Please briefly clarify how the Fund will use supply chain financings to further its investment objective.

16. It appears from the disclosure on page 4 that the Fund may invest in other funds. Please revise the fee table to include acquired fund fees or expenses, as appropriate.

17. It appears from the disclosure on page 4 that the Fund may hold physical commodities. Please explain supplementally how the Fund will comply with custody obligations under Section 17(f) of the 1940 Act and rules thereunder.

18. On page 5 under the "Other Investment Strategies" subheading, please briefly describe in the disclosure the term "overriding royalty interests."

Summary of Terms, Leverage (page 5)

19. Disclosure states that the Fund may borrow money through a "credit facility or other arrangements." Please disclose how the fund is defining "other arrangements."

Summary of Terms, Risk Factors (page 13)

20. If exposure to the price volatility of electricity, oil, natural gas, natural gas liquids, consumable fuels, metals, and agricultural products is a principal risk, please also include that such exposure is part of the principal investment strategy above, or otherwise explain why it would not be appropriate to include in the principal investment strategy disclosure.

Summary of Fees and Expenses (page 15)

21. Please disclose that the fees are based on an estimate.

22. Please revise the incentive fee for Class U shares in the fee table to be zero, rather than a negative figure.

23. Footnote 3 in the fee table references interest expenses and indicates that the amount shown includes dividends payable on the Fund's preferred shares. Please explain supplementally how including disclosure that the interest expense includes dividends on preferred shares is appropriate and consistent with the Form N-2 instructions given that the Fund does not disclose that it plans on issuing preferred shares.

Investment Objective, Opportunities and Strategies, Investment Opportunities and Strategies (page 20)

24. It appears that the Fund will invest in derivatives. Please disclose, or direct us to disclosure of, the purpose that the derivatives are intended to serve in the portfolio (*e.g.*, hedging, speculation, or as a substitute for investing in conventional securities),

the types of derivatives that will comprise the principal investment strategies, and the extent to which derivatives are expected to be used.

25. Please supplementally explain how investments in "companies that provide technology and services to commodity-related companies" provides exposure to commodities pursuant to the Fund's 80% policy.

Investment Objective, Opportunities and Strategies, Risk Management (page 23)

26. Please disclose how the Fund is defining "single name net exposure." Is this referring to exposure to a single issuer?

27. Please disclose how the Fund is defining "commodity net exposure." Is this referring to potential exposure to one specific type of commodity? If so, how is the Fund identifying and defining commodity types?

28. Please supplementally explain and disclose with more specificity how the Fund expects to obtain leverage of up to 1.3x NAV.

Investment Objective, Opportunities and Strategies, Portfolio Composition, Physical Commodities (page 24)

29. The Fund indicates that it may make investments in physical commodities directly or through a subsidiary. Given that the Fund may utilize a subsidiary, please address the following:

    a. Disclose that "Subsidiary" includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.

    b. Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

    c. Disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary's debt as its own for purposes of Section 18.

    d. Disclose that any investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund's and the Subsidiary's investment advisory agreements may be combined.

e. Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

f. Disclose any of the Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

g. Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

h. Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary's books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

i. To the extent the Subsidiary is a wholly-owned subsidiary, disclose that the wholly-owned subsidiary's management fee (including any performance fee), if any, will be included in "Management Fees," and the wholly-owned subsidiary's expenses will be included in "Other Expenses" in the Fund's fee table.

j. It appears based on disclosure further below in the filing that the Subsidiary is a Controlled Foreign Corporation ("CFC"). If this is the case, confirm in correspondence that: (1) the CFC's expenses will be included in the Fund's prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; (3) the CFC and its board of directors will agree to inspection of the CFC's books and records by the staff; and (4) the CFC's board of directors will sign the Fund's registration statement.

Types of Investments and Related Risks, Risks Relating to Investment Strategies, Fund Investments and the Fund's Investment Program (page 39-58)

30. The disclosure on page 39 under the subheading "Convertible Securities" indicates that the Fund will invest in convertible securities. Will the Fund be investing in contingent convertibles? If so, please update the principal strategy section to reference such instruments and please update the principal risk section to reflect the associated risks.

31. Please revise the disclosure on page 40 under the subheading "Risks Associated with Changes in LIBOR" to the extent any of the current disclosure is outdated.

32. The second sentence of the fifth paragraph under the "Use of Leverage: Risk of Borrowing by the Fund" subheading on page 47 states that "To the extent the Fund 'covers' its commitment under these transactions, such instrument will not be considered a 'senior security' by the Fund and therefore will not be subject to the 300%

asset coverage requirement otherwise applicable to borrowings." Please delete this language or otherwise explain how this complies with section 18 of the 1940 Act and/or rule 18f-4.

33. The discussion under the "Repurchase Offers Risk" subheading on page 58 indicates that the Fund may use leverage in connection with the repurchase of shares. If the Fund intends to incur debt to finance a share repurchase, please disclose, to the extent not already disclosed, the maximum amount of debt that may be incurred for that purpose, the restrictions imposed by the Investment Company Act and by rule 23c-3 on leverage, the attendant risks of leveraging, and the extent to which the financing costs of borrowing may be borne by shareholders who do not tender.

Management of the Fund (page 66)

34. Please provide a basis to assess the expertise and experience of the adviser with respect to foreign investments, or please direct the staff to the relevant disclosure.

35. Gemcorp Capital Advisors LLC does not appear to be an SEC-registered investment adviser. Please confirm. We may have additional comments.

Conflicts of Interest (page 74)

36. The Fund discloses that it expects to rely on exemptive relief to co-invest. Please explain supplementally when the Fund expects to make a request for this relief.

Share Repurchase Program (page 77)

37. The second paragraph references the potential suspension or postponement of repurchase offers. Please disclose, or direct us to, the circumstances in which the Fund may postpone or fail to make a repurchase offer.

Anti-Takeover Provisions in the Declaration of Trust (page 94)

38. We note that the state in which your Fund is organized does not have a control share acquisition statute specifically applicable to the Fund. As such, please disclose in the private placement memorandum that recent federal and state court precedent has found that such control share acquisition provisions are not consistent with the Investment Company Act. Also disclose that the no-action position expressed in the Staff Statement on Control Share Acquisition Statutes, dated May 27, 2020, does not extend to the Fund's specific circumstances (*i.e.*, a closed-end fund organized in a state that does not have a control share acquisition statue specifically applicable to the fund).

Dividend Reinvestment Plan ("DRP") (page 100)

39. Please briefly disclose the following:

   a. how to obtain additional information about the DRP;

b. if applicable, that an investor holding shares that participate in the DRP in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the DRP;

c. the type and amount (if known) of fees, commissions, and expenses payable by participants in connection with the plan; and

d. if a cash purchase plan option is available, any minimum or maximum investment required.

STATEMENT OF ADDITIONAL INFORMATION

Investment Objective, Policies and Risks, Involuntary Repurchases and Mandatory Redemptions (pages B-9 and B-10)

40. The discussion of involuntary repurchases and mandatory redemptions could be read to imply that involuntary/mandatory redemptions that the Fund determines are in the best interests of the fund are consistent with Rule 23c-2. Please revise the disclosure so as not to imply that a determination that an involuntary/mandatory redemption is in the best interests of the Fund is alone sufficient to comply with Rule 23c-2.

Investment Restrictions, Fundamental Investment Restrictions (page B-11)

41. Please revise the fundamental policy regarding concentration by deleting "commodities" and "commodities-related securities" and instead stating the industry or group of industries in which the Fund will be concentrated.

42. The disclosure indicates that the Fund has adopted a fundamental policy with respect to quarterly repurchase offers. Please add to the fundamental policy: the periodic intervals between repurchase request deadlines; the dates of repurchase request deadlines (or how to determine those dates); and the maximum time between each repurchase request deadline and the next repurchase pricing deadline.

Exhibit Index

Declaration of Trust

43. Paragraph 7 of the Declaration of Trust includes a broad disclaimer of liability, responsibility, and accountability for Fiduciary Indemnified Persons. We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons, and replace them with the standards set forth in the declaration of trust. Provisions eliminating or altering the fiduciary duties of a fund's trustees, officers, member of any advisory board, investment adviser(s), depositor or principal underwriter are inconsistent with federal securities laws and the Commission's express views on such persons' fiduciary duties. Please modify the declaration of trust, or otherwise clarify explicitly in disclosure, that notwithstanding anything to the contrary in the declaration of trust, nothing in the declaration of trust

modifying, restricting or eliminating the duties or liabilities of fiduciary covered persons shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

GENERAL COMMENTS

44. Please supplementally explain if any Fund or Adviser employees or transactions/activities are subject to sanctions. Please also supplementally explain whether any import or export control restrictions are applicable to the Fund's or Adviser's transactions/activities.

45. We note that portions of your filing are incomplete. We may have additional comments on such portions when you complete them, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added.

46. Please note that a full financial review must be performed, including reviewing, without limitation, the completed fee table, hypothetical expense examples, references to the auditor, auditor consent and seed financial statements.

47. There is no indication that the Fund proposes to engage in any formation transactions. Please confirm to the staff if the Fund anticipates entering any form of portfolio formation transactions.

48. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

49. Response to this letter should be in the form of written correspondence. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

* * * * *

If you have any questions, please call me at (213) 320-8886.

Sincerely,

/s/ Aaron Brodsky

Aaron Brodsky
Attorney-Adviser

cc: Michael Spratt, Assistant Director

Thankam Varghese, Branch Chief